SECURITIES AND EXCHANGE COMMISSION

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  DIASYS CORP.

                                  COMMON STOCK

                                   252838 10 7
                                 (CUSIP NUMBER)


                             120 Broadway, Suite 905
                               New York, NY 10271

                                May 31, 2002
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

         ANDREW COHEN

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:    United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:              173,211

(8) Shared Voting Power:            346,422

(9) Sole Dispositive Power:         173,211

(10) Shared Dispositive Power:      346,422

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                                    173,211

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):

                                    1.75%

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

DiaSys Corp.
Common Stock, $.001 par value.
49 Levinworth Street
Waterbury, CT 06702

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name:                  Andrew Cohen

(b) Business Address:      120 Broadway, Suite 905
                           New York, NY 10271


(c)   Managing Member of Cohen Specialists, LLC, an investment firm.

(d)   None.

(e)   None.

(f)   Citizenship.   United States of America


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person holds shares of the issuer in two trading accounts with Mr. Henry Hackel. The trading accounts are beneficially owned 50% each by Mr. Cohen and Mr. Hackel. On August 28, 2001 the Reporting Person filed the initial
Schedule 13D. The change in ownership by Mr. Cohen as of May 31, 2002 is deemed material because such aggregate ownership with Mr. Hackel is below 5% of DiaSys Corp. Therefore this amendment is being filed.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person holds shares of the issuer in two separate trading accounts. The acquisition by Mr. Cohen is for investment purposes. Thus, the acquisition is based on the belief that such purchase is a good investment that will produce favorable economic results. Mr. Cohen beneficially owns 173,211 shares of the issuer, or 1.75% of the issued and outstanding shares of the issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Mr. Cohen beneficially ownes 173,211 shares of the Issuer, or 1.75% of the issued and outstanding shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2002                  Signature: /s/ Andrew Cohen
                                     --------------------------------------
                                             ANDREW COHEN